Exhibit 3.2

AMENDMENT

TO

BYLAWS OF INFOR, INC.

This Amendment to the Bylaws (adopted as of June 8, 2009) (the “Bylaws”) of Infor, Inc., a Delaware corporation, is made as of August 26, 2019. Any capitalized terms used but not otherwise defined herein shall have the meaning given to it in the Bylaws.

1. The first sentence of Article III, Section 7 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“A quorum for a meeting of the Board is constituted by attendance of directors having an aggregate of seven votes if the authorized number of directors is twelve individuals, otherwise a majority of the total number of directors shall constitute a quorum for a meeting of the Board.”

2. Except as hereby amended, the Bylaws shall in all other respects remain in full force and effect.